Exhibit 1
Identification of the subsidiary which acquired the security being reported on by the parent holding company.

Takeda Pharmaceutical Company Limited’s beneficial ownership of the reported securities consists of 857,844 shares of Common Stock issuable upon the conversion of 1,000,000 shares of the Issuer’s Series A preferred stock held directly by Takeda Ventures, Inc., which is a direct, wholly owned subsidiary of Takeda Pharmaceuticals U.S.A. Inc., which is owned directly by both Takeda Pharmaceutical Company Limited (72.7%) and Takeda Pharmaceuticals International AG (27.30%). Takeda Pharmaceuticals International AG is a wholly owned subsidiary of Takeda Pharmaceutical Company Limited.

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